SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

20 December 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr A Mackenzie
Date of last notice:
23 August 2013
Date issuer informed of transaction:
19 December 2013
Date and place of transaction:
19 December 2013 (place of transaction not applicable)
Nature of transaction:
Award of Performance Shares under the Long Term Incentive Plan (“LTIP”) and of Deferred Shares under the Group Incentive Scheme (“GIS”).

Part 1 – Change of relevant interests in securities
Included in this Part are:
-in the case of a trust, interests in the trust made available by the responsible entity of the trust;
-details of the circumstance giving rise to the relevant interest;
-details and estimated valuation if the consideration is non-cash; and
-changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
—
Nature of indirect interest (including registered holder):
—
Date of change:
—
No. of securities held prior to change:
—
Class:
—
Number acquired:
—
Number disposed:
—
Value/Consideration:
—
No. of securities held after change:
—
Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
—
Any additional information:
Mr Mackenzie has an indirect interest in 201,921 ordinary shares in BHP Billiton Plc. 201,710 of these ordinary shares are held by Pershing Nominees Limited held jointly by Mr A Mackenzie and Mrs E Mackenzie, of which Mr Mackenzie is a beneficiary, and 211 ordinary shares of BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
No change to these interests

Part 2–Change of interests in contracts other than as described in Part 4
Included in this Part are:
-only details of a contract in relation to which the interest has changed; and
-details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder (if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?:
No.
If so, was prior written clearance provided to allow the trade to proceed during this period?:
Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.
If prior written clearance was provided, on what date was this provided?:
—

Part 4 –Change of interests in options or other rights granted by the entities (Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.)

Date of grant:
19 December 2013
Period during which or date on which exercisable:
LTIP Performance Shares
– August 2018
GIS Deferred Shares
– August 2015
Total amount paid (if any) for the grant:
—
Description of securities involved (class; number):
198,514 Performance Shares (BHP Billiton Limited) under the LTIP
28,157 Deferred Shares (BHP Billiton Limited) under the GIS
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
Nil
Total number of securities over which options or other rights held at the date of this notice
BHP Billiton Plc:
526,836
–maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP
20,023
–maximum number of Deferred Shares (ordinary shares of BHP Billiton Plc) under the GIS
30,389
–vested GIS Options (ordinary shares of BHP Billiton Plc)
211
–maximum number of matched shares (ordinary shares of BHP Billiton Plc) under Shareplus
________
577,459
–Total

BHP Billiton Limited:
198,514
–maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP
28,157
–maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS
________
226,671
–Total
Any additional information:
This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the GIS.

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicole Duncan
–BHP Billiton Limited
Geof Stapledon
–BHP Billiton Plc
Contact details:
Nicole Duncan
Tel: +61 3 9609 2917
Fax: +61 3 9611 1044
Geof Stapledon
Tel: +44 20 7802 4176
Fax: +44 20 7802

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:
171 Collins Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : December 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary